Mail Stop 3561

November 1, 2007

Robert W. Baker
El Paso Pipeline Partners, L.P.
El Paso Building
1001 Louisiana Street
Houston, TX 77002

>   **Re: El Paso Pipeline Partners, L.P.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 18, 2007**
>   **File No. 333-145835**

Dear Mr. Baker:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment 3 in our letter dated September 28, 2007. We further note that beginning with your paragraph entitled "Our Assets" on page 1 through the paragraph entitled "Our Operations" on page 3 the disclosure, for the most part, is identical to your paragraphs with the same titles disclosed on pages 97 through 99. The instruction to Item 503(a) of Regulation S-K states "The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Repeating disclosure does not highlight the key points. Please revise your summary accordingly.

Risk Factors, page 19

2. Please revise the first risk factor to clarify that you will need to borrow $21 million under your revolving credit facility to make cash distributions to the holders of your common units and subordinated units at the minimum quarterly distribution rate under your cash distribution policy.

Future Trends and Outlook, page 90

3. We note your response to comment 18 in our letter dated September 28, 2007. Please provide us with a means by which to cross reference the disclosure in your prospectus with the studies provided by you and published by Energy and Environmental Analysis, Inc. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, please file consents from any third party.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina A. Balderas, Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael O'Leary, Esq.
        Andrews Kurth LLP